SEC 05039063 MMISSION

OMB APPROVAL
OMB Number 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44664

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH. D.C. 202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 AND ENDING DECEMBER 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACVEST ASSOCIATES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use PO Box No.)

FIRM ID. NO.

17 TRIPP ROAD
(No. and Street)

WOODSTOCK CT 06291
(CITY) (state) (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MANN 800-397-0722
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street Newburyport MA 01950-2755
(Address) (City) (State) (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Robert Mann swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacvest Associates, Inc., as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lynn L. Krajewski
NOTARY PUBLIC
My Commission Expires June 30, 2007

Lynn L. Krajewski
Notary Public

Robert Mann 2/28/05
Signature

President
Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Pacvest Associates, Inc.

In planning and performing our audit of the financial statements of Pacvest Associates, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded againstloss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, Massachusetts
February 23, 2005
Hz Karll CPA P.C.

Pacvest Associates, Inc.

Audited Financial Statements

For The Year Ended December 31, 2004

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Pacvest Associates, Inc.
17 Tripp Road
Woodstock, CT 06281

I have audited the accompanying Statement of Financial Condition of Pacvest Associates, Inc. as of December 31, 2004, and the related Statements of Income, Changes in Members Capital, and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacvest Associates, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 23, 2005

Harvey Karll CPA P.C.

Pacvest Associates, Inc
Balance Sheet
December 31, 2004

Assets

Current Assets		
Cash in Bank - CT	$ 2,734.00	
Trading Account	3,200.00	
Money Markets	15,134.45	
Commissions Receivable	8,939.72	
Deferred Taxes	2,082.27	
Prepaid FIT	1,000.00	
Prepaid NASD Fees	11,268.00	
Total Current Assets		**$ 44,358.44**
Fixed Assets		
Total Fixed Assets		**0.00**
Other Assets		
Total Other Assets		**0.00**
Total Assets		**$ 44,358.44**

See Accountant's Report & Accompanying Notes

Pacvest Associates, Inc
Balance Sheet
December 31, 2004

Liabilities & Equity

Liabilities

Current Liabilities		
Commissions Payable	$ 2,593.00	
Management Fees Payable	12,559.62	
Accrued Expenses	2,852.17	
Total Current Liab.		**$ 18,004.79**
Long Term Liabilities		
Total Long Term Liab.		**0.00**
Total Liabilities		**18,004.79**
Equity		
Common Stock	12,228.20	
Retained Earnings	16,798.05	
Current Earnings	(2,672.60)	
Total Equity		**26,353.65**
Total Liabilities & Equity		**$ 44,358.44**

See Accountant's Report & Accompanying Notes

Pacvest Associates, Inc
Statement of Income
Twelve Months Ended December 31, 2004

	Year To Date	%
Income		
Commissions Income	$ 287,655.53	100.0
Total Income	**287,655.53**	**100.0**
General & Administrative Exp. (See Schedule A)	290,323.60	100.9
Net Income/(Loss) From Operations	**(2,668.07)**	**-0.9**
Other Income		
Interest Income	45.47	0.0
Total Other Income	**45.47**	**0.0**
Net Income/(Loss) Before Taxes	**(2,622.60)**	**-0.9**
Provision for Income Taxes		
Provision for SIT	50.00	0.0
Total Provision for Income Taxes	**50.00**	**0.0**
Net Income/(Loss)	**($ 2,672.60)**	**-0.9**

See Accountant's Report & Accompanying Notes

Pacvest Associates, Inc
Statement of Income
Twelve Months Ended December 31, 2004

General & Administrative Exp.
(Schedule A)

		Year To Date	%
Salaries - Officers	$	53,000.00	18.4
Accounting		1,655.00	0.6
Advertising		100.00	0.0
Bank Charges		89.15	0.0
Commissions Expense		87,977.75	30.6
La Salle St. Securities		54,171.97	18.8
Dues & Subscriptions		1,269.00	0.4
Licensing & Registration		6,766.65	2.4
Legal		562.50	0.2
Management Fees		66,703.95	23.2
Outside Services		1,728.13	0.6
Rent		12,000.00	4.2
Taxes Payroll		4,299.50	1.5
Total G & A Expense	**$**	**290,323.60**	**100.9**

See Accountant's Report & Accompanying Notes

Pacvest Associates, Inc
Statement of Cash Flows
Twelve Months Ended December 31, 2004

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 2,672.60)	
Adjustments		
Add:		
Commissions Receivable	46,381.04	
Less:		
Prepaid NASD Fees	(11,268.00)	
Commissions Payable	(20,539.78)	
Management Fees Payable	(19,628.36)	
Accrued Salaries	(2,000.70)	
Cash from Operations		**(9,728.40)**
Cash Flows - Invested		
Investing Cash Flows		**0.00**
Cash Flows - Financing		
Financing Cash Flows		**0.00**
Cash Increase (Decrease)		**(9,728.40)**
Cash - Beginning of Year		
Cash in Bank - CT	12,507.87	
Trading Account	3,200.00	
Money Markets	15,088.98	
Total Beginning of Year		**30,796.85**
Cash on Statement Date		**$ 21,068.45**

See Accountant's Report & Accompanying Notes

Pacvest Associates, Inc.
Statement of Changes in Retained Earnings
For The Year Ended December 31, 2004

Balance at beginning of year	$16,798.05
Net Income (Loss)	(2,672.60)
Balance at end of year	$14,125.45

(See Accountant's Report and Accompanying Notes)

Pacvest Associates, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

Beginning Balance	$ 12,228.20

Ending Balance	$ 12,228.20

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pacvest Associates, Inc. is a broker/dealer selling securities, mutual funds, and insurance.

Method of Accounting

The corporation uses the accrual method of accounting for financial purposes and the cash basis for its tax returns.

As a result of the differences in accounting methods for financial statements and income tax purposes, there are timing differences in the accrual of the tax and the payment of the tax which result in deferred income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Trading Account

Securities held by the corporation are valued under the mark to market method.

Concentration of Credit Risk

The corporation maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2004 the corporation had nothing in excess of the FDIC insured limits.

Cash & Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $8,502 at December 31, 2004, which exceed required net capital of $5,000 by $3,502. The ratio of aggregate indebtedness to net capital at December 31, 2004 was 2.11 to 1.0.

3. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred.

4. CASH FLOWS

Cash paid for interest and income taxes is as follows:

Interest	$ 0
Taxes	$ 50

5. LOSS CONTINGENCIES

The company was a defendent in an NASD arbitration case. Which was settled in 2004.

6. RELATED PARTY TRANSACTIONS

Management fees are paid to a company controlled by Robert Mann, the controlling shareholder of Pacvest Associates, Inc.. Management fees were $66,704

7. COMMON STOCK

Common Stock, No Par Value 1500 Shares Authorized and 100 Shares Issued and Outstanding	$12,228.20

Pacvest Associates, Inc
Computation of Net Capital
December 31, 2004

Net Worth		$ 26,354
Less: Haircuts	$ 302	
Non Allowable Assets	17,550	17,852
Net Capital (ANC)		8,502
Less: Capital Requirement		5,000
Excess Capital		$ 3,502
		========
Aggregate Indebtedness (AI)		$ 18,005
		========
Ratio of Aggregate Indebtedness To Net Capital (AI/ANC)		2.11 to 1.0

(See Accountant's Report and Accompanying Notes to Financials)

Pacvest Associates, Inc
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2004

Unaudited Net Capital	$14,710
Year End Accruals	(6,208)
Audited Net Capital	$ 8,502

(See Accountant's Report and Accompanying Notes)